UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 APRIL 2020

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) outbreak) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2020, and is being incorporated by reference into the Registration Statement with File No. 333-231902.

GROUP CHIEF EXECUTIVE’S STATEMENT

The coronavirus pandemic presents an unprecedented social and economic challenge which is having a significant impact on people and businesses in the UK and around the world. Our financial strength and business model enables us to play a significant role, together with the UK Government, regulators and other authorities, in helping the country manage through this crisis supporting our customers and the UK economy. In our 250 years of serving the British economy we have experienced many downturns and several crises and on each occasion we have worked hard to contribute to the recovery of the economy. We expect to do exactly the same this time.

Ensuring an effective service is maintained to personal and business customers is fundamental and I would like to express my gratitude to my colleagues across the Group, who have shown exemplary dedication and professionalism, often in response to near-impossible demands. I know that many of my colleagues will be anxious about the health of loved ones and the impact of coronavirus on their communities, but they nonetheless remain focused on serving our customers every day. I want to thank each of them for the remarkable contributions they are making to this national effort at work, at home and in their communities.

Support for customers and the real economy

Customers remain the priority for us through this crisis and we have implemented a comprehensive range of measures to support our retail and business customers. Across mortgages, personal and business loans, credit cards and motor financing, we have already approved 880,000 payment holidays, bringing relief at a time of financial uncertainty for so many.

For retail customers these include payment holidays on mortgages, loans, cards and motor, access to a £500 interest free overdraft, no fees for missed payments and access to fixed term accounts without charge. We have also launched a new dedicated phone line for elderly customers and developed a new process to allow a trusted person limited access to an account for customers who can’t get to one of our branches and don’t bank digitally, while we have also ensured that NHS staff calls are answered as a priority.

We have announced significant support for our small business and commercial customers. Small businesses and Corporates with less than £100 million annual turnover can benefit from our £2 billion COVID-19 fund which includes fee free lending for new overdrafts or overdraft limit increases and new or increased invoice discounting and finance facilities and in certain circumstances, capital repayment holidays. In addition we fully support the comprehensive range of support schemes introduced by the UK Government including the Coronavirus Business Interruption Loan Schemes and the Covid Corporate Funding facility.

We will continue to work closely with the UK Government and our regulators throughout the current period of uncertainty to enable personal and business customers get the support they need. Providing that support under the UK Government schemes does mean we have extended our lending risk appetite in this area during the crisis, and despite the protection offered by UK Government guarantees, there will inevitably be some additional losses in due course.

Operational resilience

I have been particularly pleased with how well the Group’s operational and technology infrastructure has performed under significant pressure, enabling colleagues to support customers effectively through all channels and ultimately support the UK economy. Around 90 per cent of branches have remained open throughout the coronavirus outbreak and, importantly, our digital banking proposition has remained fully operational throughout. Whilst we continue to experience high volumes of calls, we are continuing to improve our quality of service and are enabling more colleagues to operate remotely. I am grateful to our customers and colleagues for their collaboration.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Market commentary and economic projections

The economic outlook is clearly challenging and uncertain with the longer-term outcome dependent on the severity and length of the coronavirus pandemic and the mitigating impact of UK Government and other measures in the UK and across the world. Throughout this period of uncertainty we will continue to work closely with our customers, colleagues, regulators and the UK Government to ensure that we continue to support our customers. We remain committed to being part of the national solution and putting the Group’s strength to work in support of the wider economy.

The success of the Group is inextricably linked to the health of the UK economy in both the longer term and the nearer term. The Group’s financial performance in the first quarter is starting to reflect the emerging current and expected future impact of the crisis, with recent reductions in base rate and lower levels of activity having a significant impact on our business. On the other hand, implementation of various UK Government and regulatory measures including the new Term Funding Scheme and the lower countercyclical capital buffer, are helpful to enable the Group to increase lending in and support of the real economy.

In April we also announced the cancellation of dividends. Our decision on the outstanding 2019 dividend was taken by the Group’s Board at the specific request of our regulator, the UK’s Prudential Regulation Authority (PRA), and was in line with all other major UK listed banks. As per our news release, the Board also decided that until the end of 2020 we will undertake no quarterly or interim dividend payments, accrual of dividends, or share buybacks on ordinary shares in order to help us to serve the needs of businesses and households through the extraordinary challenges presented by the coronavirus pandemic.

These are difficult decisions and, while we recognise the disappointment and frustration this will cause our shareholders, in particular those relying on dividends for income, we agreed that this is a prudent and appropriate response to what are exceptional circumstances. The Board will decide on any future dividend distributions at year-end 2020.

In conjunction with this decision and in solidarity with the communities in which we operate, the whole of the Group Executive Committee have asked not to be considered for their Group Performance Share for 2020, meaning that they will give up all of their bonus entitlement for 2020. In addition no cash bonuses are payable to senior staff for the rest of 2020.

Strategic positioning and outlook

Over the last two years we have made significant progress against our ambitious strategy, while continuing to support our core purpose of Helping Britain Prosper. It is this purpose which helps to inform our response to coronavirus. We are using our multi-brand, multi-channel distribution model with the UK’s largest branch network and digital bank along with the strategic capabilities developed to continue to support our customers through this challenging period.

As previously indicated given our clear UK focus we will inevitably be impacted by the nationwide lockdown relating to the coronavirus and given the significant change in the operating environment and economic expectations including much lower rates, lower levels of activity and higher impairments, the Group’s previous guidance is no longer appropriate. Significant uncertainty remains and we will update the market once there is greater clarity.

We will be tested over the weeks and months ahead but I have great confidence in the resilience of our business model, the strength of our balance sheet and most importantly the professionalism and customer dedication of our staff. We will maintain our relentless focus on supporting customers and the UK economy going forward.

FINANCIAL REVIEW

Income statement

In the three months to 31 March 2020 the Group reported a profit before tax of £74 million compared to £1,603 million in same period in 2019, representing a decrease of £1,529 million which was largely driven by a significantly increased impairment charge due to changes to the Group’s economic outlook as a result of the coronavirus pandemic.

Total income, net of insurance claims, fell by £675 million, or 15 per cent, to £3,815 million in the first three months of 2020 compared to £4,490 million in the first three months of 2019 reflecting an increase of £3,072 million in net interest income more than offset by a decrease of £3,747 million in other income, net of insurance claims.

Net interest income was £5,185 million, an increase of £3,072 million compared to £2,113 million in the three months to 31 March 2019, and comprised interest income of £4,052 million and a credit in respect of interest expense of £1,133 million.  The credit in interest expense reflects a credit of £2,274 million in relation to amounts payable to minority unit holders of the Group’s consolidated Open-Ended Investment Companies (OEICs) reflecting significant falls in the value of the underlying investments; in the first three months of the year the FTSE All Share TR index fell by 25.1 per cent. The losses on the investments held by the OEICs are recognised within other income and there is no impact on profit attributable to ordinary shareholders. Excluding amounts relating to OEICs, interest expense was £1,141 million compared to £1,106 million in the three months to 31 March 2019 and net interest income was down £94 million, or 3 per cent, to £2,911 million compared to £3,005 million in the first three months of 2019. The net interest margin reduced as a result of continued pressure from competitive asset markets and reduced liability spreads; and average interest-earning assets reduced with growth in the open mortgage book and targeted segments, including UK motor finance, more than offset by lower balances in the closed mortgage book and the effects of the Commercial Banking portfolio optimisation.

Other income decreased by £28,835 million to a deficit £17,877 million in the three months to 31 March 2020 although this was largely offset by the credit within interest payable in respect of OEICs discussed above and a reduction in insurance claims expense which in the first three months of the year was a credit of £16,507 million representing a reduction in the Group’s liabilities arising from insurance and investment contracts. This has been driven by significant reductions in the value of policyholder investments within the Group’s insurance business which is reflected in a decrease in net trading income which was a deficit of £20,388 million in the first three months of 2020. Net fee and commission income was £52 million lower at £305 million in the three months to 31 March 2020 compared to £357 million in the same period in 2019 reflecting lower levels of current account and card fees and also the impact of businesses transferred into the Group’s wealth management joint venture during 2019. Other operating income was £1,351 million lower at a deficit of £218 million compared to income of £1,133 million in the three months to 31 March 2019; this reflects a decrease of £1,168 million in income from the value of in-force insurance business, again as a result of poor market performance.

Total operating expenses decreased by £308 million to £2,304 million compared to £2,612 million in the first three months of 2019; reflecting a decrease of £33 million in conduct charges and a decrease of £275 million in other operating costs. Other operating costs were lower, despite continued strategic investment and absorbing some emerging expenses related to the Group’s response to the coronavirus outbreak, as a result of the Group’s continued cost discipline and efficiencies gained through digitalisation and other process improvements and a lower level of restructuring costs. Other operating costs in the first quarter of 2019 also included a charge for the cost of exiting the Standard Life Aberdeen investment management agreement.

No further provision has been taken for payment protection insurance (PPI). Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, although operations have been impacted by the coronavirus pandemic in recent weeks. The unutilised provision at 31 March 2020 was £1,018 million.

FINANCIAL REVIEW (continued)

The Group’s impairment charge was £1,162 million higher at £1,437 million in the first three months of 2020 compared to £275 million in the same period last year, with the increase primarily driven by updates to the Group’s economic outlook following the coronavirus outbreak resulting in a charge of £844 million and coronavirus impacts on existing restructuring cases leading to an additional charge of £218 million. Underlying credit quality remains robust, however increased charges will inevitably arise from existing and new lending. Although market dynamics are challenging a number of sectors and corporate customers within the Commercial book, particularly within the Business Support Unit, the corporate portfolio’s diverse client base and limits are being proactively managed and have relatively low exposure to the most vulnerable sectors affected by the coronavirus outbreak. The Group’s management of concentration risk includes single name and country limits as well as controls over the Group’s overall exposure to certain higher risk and vulnerable sectors and asset classes.

The Group’s outlook and IFRS 9 base case economic scenario used to calculate expected credit loss (ECL) allowance has been updated since the 2019 year end through post model adjustments. Reflecting these post model adjustments, which take into account the Group’s best estimate of the impact of the coronavirus outbreak on the Group’s customer and client base, has resulted in an additional impairment charge of £844 million in the quarter. The Group’s ECL allowance continues to reflect a probability-weighted view of future economic scenarios including a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of severe downside, although all scenarios have deteriorated significantly since the 2019 year end.

Significant uncertainty remains. Although the existing book and new lending, including UK Government supported lending, will inevitably experience losses, partially offset by applicable UK Government guarantees, the extent of the impairment charge will depend on the severity and the duration of the economic shock experienced in the UK.

There was a tax credit of £406 million in the three months to 31 March 2020 compared to a charge of £403 million in the three months to 31 March 2019 reflecting the reduced profit before tax in 2020 and a credit of £364 million arising on remeasurement of the Group’s deferred tax balances following the UK Government’s decision to maintain the corporation tax rate at 19 per cent from 1 April 2020, which was substantively enacted on 17 March 2020.

Profit for the period, after tax, was £480 million compared to £1,200 million in the three months to 31 March 2019.

Balance sheet and capital

The Group is committed to supporting its customers in financial distress and with increased liquidity needs during the coronavirus pandemic and continues to optimise funding and target current account balance growth as well as accessing wholesale funding markets across currencies and investors to maintain a stable and diverse source of funds.

Total assets were £27,789 million, or 3 per cent, higher at £861,682 million at 31 March 2020 compared to £833,893 million at 31 December 2019. Cash and balances at central banks were £23,773 million higher at £78,903 million reflecting the increased liquidity needs. Financial assets at amortised cost increased by £3,081 million, or 1 per cent, to £513,388 million at 31 March 2020 compared to £510,307 million at 31 December 2019, mainly as a result of an increase in loans and advances to customers as increased corporate lending, primarily drawdowns of existing facilities, was partially offset by expected reductions in the mortgage book along with reductions in credit cards, where customer activity reduced in March. Other assets were £5,881 million higher at £39,120 million compared to £33,239 million at 31 December 2019 mainly due to a £4,723 million increase in retirement benefit assets as credit spreads widened; since the period end the net surplus has reduced as credit spreads have started to narrow. Derivative assets were £10,277 million higher at £36,646 million compared to £26,369 million at 31 December 2019, this increase reflects movements in both interest rates and exchange rates, particularly the US dollar, over the quarter. These movements have been partly offset by a reduction in financial assets at fair value through profit or loss which were £13,199 million, or 8 per cent, lower at £146,990 million at 31 March 2020 compared to £160,189 million at 31 December 2019 with decreases in policyholder investments within the insurance business reflecting market losses in the first quarter of 2020.

FINANCIAL REVIEW (continued)

Total liabilities were £22,915 million, or 3 per cent, higher at £809,002 million compared to £786,087 million at 31 December 2019. Deposits from banks were £15,214 million higher at £43,393 million as the Group drew down on available funding facilities and customer deposits were £16,478 million, or 4 per cent, higher at £437,798 million compared to £421,320 million at 31 December 2019, as a result of growth in retail current accounts and commercial deposits. Derivative liabilities were £6,720 million higher at £32,499 million compared to £25,779 million at 31 December 2019, reflecting movements in interest rates and exchange rates over the quarter. Liabilities arising from insurance and investment contracts were £19,778 million, or 13 per cent, lower at £129,130 million compared to £148,908 million at 31 December 2019 reflecting the underlying decrease in the value of the related policyholder assets as a result of market performance in the first quarter of 2020.

Total equity increased by £4,874 million, or 10 per cent, from £47,806 million at 31 December 2019 to £52,680 million at 31 March 2020, mainly due to profit for the period and a positive remeasurement of the Group’s post-retirement defined benefit schemes as credit spreads widened significantly in the quarter.

The Group’s common equity tier 1 capital ratio was 14.2 per cent compared to 13.6 per cent at 31 December 2019. The total capital ratio increased to 21.9 per cent from 21.3 per cent at 31 December 2019 and the Group’s transitional minimum requirement for own funds and eligible liabilities (MREL), which came into force on 1 January 2020, was 34.5 per cent at 31 March 2020 compared to 32.5 per cent at 31 December 2019.

Risk-weighted assets increased by £5.3 billion to £208.7 billion at 31 March 2020, compared to £203.4 billion at 31 December 2019, largely attributable to the full implementation of the new securitisation framework, resulting in an increase of £2.3 billion; an increase of approximately £1 billion from foreign currency impacts; counterparty credit risk and credit valuation adjustment increases of approximately £1 billion; and retail increases of approximately £1 billion. Optimisation activity undertaken in Commercial Banking prior to the coronavirus pandemic has been largely offset by drawdowns by corporate customers towards the end of the quarter.

The Group’s UK leverage ratio increased to 5.3 per cent.

Dividend

On 31 March, the Group announced the cancellation of its ordinary dividends. The decision on the final 2019 ordinary dividend was taken by the Board at the specific request of the regulator, the UK’s Prudential Regulation Authority (PRA), and was in line with all other major UK listed banks. The Board also decided that until the end of 2020 the Group will undertake no quarterly or interim dividend payments, accrual of dividends, or share buybacks on ordinary shares. This will help the Group to further serve the needs of businesses and households through the extraordinary challenges presented by the coronavirus crisis.

These are difficult decisions and while the Group recognises the disappointment and frustration this will cause shareholders, in particular those relying on dividends for income, this is a prudent and appropriate response to exceptional circumstances. The Board will decide on any future dividend distributions at year end 2020.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Three months	Three months
	ended	ended
	31 March	31 March
	2020	2019
	£m	£m
	(unaudited)	(unaudited)

Net interest income	5,185	2,113
Other income	(17,877)	10,958
Total income	(12,692)	13,071
Insurance claims	16,507	(8,581)
Total income, net of insurance claims	3,815	4,490
Total operating expenses	(2,304)	(2,612)
Trading surplus	1,511	1,878
Impairment	(1,437)	(275)
Profit before tax	74	1,603
Taxation	406	(403)
Profit for the period	480	1,200

Profit attributable to ordinary shareholders	348	1,063
Profit attributable to other equity holders	118	124
Profit attributable to equity holders	466	1,187
Profit attributable to non-controlling interests	14	13
Profit for the period	480	1,200

Earnings per share	0.5p	1.5p

CONDENSED CONSOLIDATED BALANCE SHEET

	At 31 March	At 31 Dec
	2020	2019
	£m	£m
	(unaudited)	(audited)
Assets
Cash and balances at central banks	78,903	55,130
Financial assets at fair value through profit or loss	146,990	160,189
Derivative financial instruments	36,646	26,369
Financial assets at amortised cost	513,388	510,307
Financial assets at fair value through other comprehensive income	27,225	25,092
Assets arising from reinsurance contracts held	19,410	23,567
Other assets	39,120	33,239
Total assets	861,682	833,893

Liabilities
Deposits from banks	43,393	28,179
Customer deposits	437,798	421,320
Financial liabilities at fair value through profit or loss	22,844	21,486
Derivative financial instruments	32,499	25,779
Debt securities in issue	99,772	97,689
Liabilities arising from insurance and investment contracts	129,130	148,908
Subordinated liabilities	17,812	17,130
Other liabilities	25,754	25,596
Total liabilities	809,002	786,087

Shareholders’ equity	46,557	41,697
Other equity interests	5,906	5,906
Non-controlling interests	217	203
Total equity	52,680	47,806
Total equity and liabilities	861,682	833,893

ADDITIONAL FINANCIAL INFORMATION

Basis of presentation

This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2020.

Accounting policies

The accounting policies are consistent with those applied by the Group in its 2019 Annual Report on Form 20-F.

Capital

Capital and leverage ratios reported as at 31 March 2020 incorporate profits for the quarter that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Q1 2020 Interim Pillar 3 Report can be found at: www.lloydsbankinggroup.com/investors/financial-performance/

economic assumptions

The key UK economic assumptions made by the Group, averaged over a five-year period, used to calibrate the impairment overlay in the first quarter are shown below:

	Base case	Upside	Downside	Severe downside
	%	%	%	%
At 31 March 2020
GDP	0.9	1.2	0.4	(0.1)
Interest rate	0.24	0.88	0.08	0.02
Unemployment rate	5.0	4.7	6.5	7.6
House price growth	1.4	4.7	(3.7)	(8.8)
Commercial real estate price growth	(0.3)	1.0	(4.8)	(7.2)

At 31 December 2019
GDP	1.3	1.6	1.1	0.4
Interest rate	1.25	2.04	0.49	0.11
Unemployment rate	4.3	3.9	5.8	7.2
House price growth	1.3	5.0	(2.6)	(7.1)
Commercial real estate price growth	(0.2)	1.8	(3.8)	(7.1)

ADDITIONAL FINANCIAL INFORMATION (continued)

Economic assumptions (continued)

Scenarios by year

	2020	2021	2022	2020-22
	%	%	%	%
Base Case
GDP	(5.0)	3.0	3.5	1.2
Interest rate	0.10	0.25	0.25	0.20
Unemployment rate	5.9	5.4	4.7	5.3
House price growth	(5.0)	2.0	2.5	(0.7)
Commercial real estate price growth	(15.0)	5.0	5.0	(6.3)

Upside
GDP	(5.0)	3.8	3.7	2.2
Interest rate	0.26	1.03	1.08	0.79
Unemployment rate	5.9	5.0	4.3	5.0
House price growth	(2.2)	6.8	6.8	11.6
Commercial real estate price growth	(11.9)	8.9	6.0	1.7

Downside
GDP	(6.5)	1.8	3.6	(1.4)
Interest rate	0.00	0.03	0.06	0.03
Unemployment rate	6.3	6.7	6.4	6.5
House price growth	(7.6)	(4.1)	(5.3)	(16.1)
Commercial real estate price growth	(26.6)	(3.3)	2.1	(27.5)

Severe downside
GDP	(7.8)	(0.1)	3.1	(5.1)
Interest rate	0.00	0.00	0.00	0.00
Unemployment rate	6.7	8.0	8.0	7.6
House price growth	(10.0)	(10.9)	(12.9)	(30.2)
Commercial real estate price growth	(39.2)	(5.7)	3.8	(40.5)

ADDITIONAL FINANCIAL INFORMATION (continued)

Lending within Commercial Banking to key coronavirus-impacted sectors1

	Drawn	Undrawn
	£bn	£bn

Retail non-food	2.6	1.2
Automotive dealerships	2.3	1.3
Oil and gas	1.3	2.2
Construction	1.2	1.6
Hotels	1.8	0.3
Passenger transport	1.2	0.5
Leisure	0.8	0.5
Restaurants and bars	0.7	0.5

1 Lending classified using UK Office for National Statistics Standard Industrial Classification codes at legal entity level.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	30 April 2020